Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA Email & EDGAR

April 8, 2016

Alberto H. Zapata
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

RE:
Lincoln Life Variable Annuity Account N Post-Effective Amendment No. 11 File No. 333-181612	Lincoln New York Account N for Variable Annuities Post-Effective Amendment No. 9 File No. 333-181616

Lincoln Life & Annuity Variable Annuity Account H Post-Effective Amendment No. 26 File No. 333-141758

Dear Mr. Zapata:

This letter is in response to your comments of April 8, 2016. Attached are changed pages from each prospectus.

1.	Fund Fee Table (333-181612; 333-181616; 333-141758)
a.	Update the fee waiver information.
b.	The footnotes contain several references to “estimated expenses.” Actual expenses should be provided except for new funds.

Response: We have attached the fund fee table from the 2016 prospectuses, and have highlighted information relating to your comments.
a.	The fund fee waiver has been updated to April 30, 2017 (underlined).
b.
File Nos. 333-181612 and 333-181616:  The two funds (and corresponding footnotes) highlighted in blue (see attachment) are new funds. The funds (and corresponding footnotes) highlighted in yellow (see attachment) were changed from ‘funds of one underlying fund’ to ‘funds of multiple underlying funds’ in 2016. Accordingly, the Annual Operating Expenses for the changed funds are expected to change for 2016.

File No. 333-141758: The fund referenced in footnote 6 was previously a cash management fund, but was changed to an ultra-short-term bond fund in 2016. Accordingly, the Annual Operating Expenses for this fund are expected to change for 2016.

All footnotes were copied from the current corresponding fund prospectuses, as amended.

2.	Lincoln Market SelectSM Advantage – Availability (File Nos. 333-141758; 333-181616)
This section contains a statement that the rider will be available beginning May 16, 2016 (or when available in your state) (File No. 333-141758 – pages 55-56; 333-181616 - page 63). Since this is a New York prospectus, there should be no conditional language regarding state availability in this sentence.

Response:
The conditional language has been removed from the opening paragraph of this section and from the Availability paragraph.

3.	Financial Statements, Exhibits, and Other Information
Please provide any financial statements, exhibits, consents, and other required disclosure not included in the next post-effective amendment.

Response:
All required financial statements, exhibits, consents and other disclosure will be filed with the next post-effective amendment.

4.	Tandy Representations
In regards to the referenced filing, The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, Lincoln Life Variable Annuity Account N, Lincoln Life & Annuity Variable Annuity Account H, and Lincoln New York Account N for Variable Annuities (together “Lincoln”) acknowledge the following:

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing;

•	Lincoln is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Lincoln may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-466-1222 with any questions or additional comments.

Sincerely,
Scott C. Durocher

File No. 333-181612

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2015. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.46%	2.02%
Total Annual Fund Operating Expenses (after contractual waivers/reimbursements*)	0.46%	1.71%

*
Some of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2017 .

The following table shows the expenses charged by each fund for the year ended December 31, 2015:

(as a percentage of each fund’s average net assets):

	Management Fees (before any waivers/ reimburse- ments)	+ 12b-1 Fees (before any waivers/ reimburse- ments)	+	Other Expenses (before any waivers/ reimburse- ments)	+	Acquired Fund Fees and Expenses	=	Total Expenses (before any waivers/ reimburse- ments)	Total Contractual waivers/ reimburse- ments (if any)	Total Expenses (after Contractual waivers/ reimburse- ments)
AB VPS Global Thematic Growth Portfolio - Class B	0.75%	0.25%		0.26%		0.00%		1.26%	0.00%	1.26%
AB VPS Small/Mid Cap Value Portfolio - Class B	0.75%	0.25%		0.07%		0.00%		1.07%	0.00%	1.07%
American Century VP Balanced Fund - Class II	0.90%	0.25%		0.01%		0.00%		1.16%	0.00%	1.16%
BlackRock Global Allocation V.I. Fund - Class III(1)	0.62%	0.25%		0.25%		0.00%		1.12%	-0.13%	0.99%
ClearBridge Variable Mid Cap Core Portfolio - Class II	0.75%	0.25%		0.10%		0.00%		1.10%	0.00%	1.10%
Delaware VIP® Diversified Income Series - Service Class(2)	0.58%	0.30%		0.09%		0.00%		0.97%	-0.05%	0.92%
Delaware VIP® Emerging Markets Series - Service Class(3)	1.25%	0.30%		0.12%		0.00%		1.67%	-0.05%	1.62%
Delaware VIP® Limited-Term Diversified Income Series - Service Class(4)	0.48%	0.30%		0.08%		0.00%		0.86%	-0.05%	0.81%
Delaware VIP® REIT Series - Service Class(4)	0.75%	0.30%		0.10%		0.00%		1.15%	-0.05%	1.10%
Delaware VIP® Small Cap Value Series - Service Class(4)	0.72%	0.30%		0.08%		0.00%		1.10%	-0.05%	1.05%
Delaware VIP® Smid Cap Growth Series - Service Class(5)	0.74%	0.30%		0.09%		0.00%		1.13%	-0.05%	1.08%
Delaware VIP® U.S. Growth Series - Service Class(4)	0.65%	0.30%		0.10%		0.00%		1.05%	-0.05%	1.00%
Delaware VIP® Value Series - Service Class(4)	0.63%	0.30%		0.08%		0.00%		1.01%	-0.05%	0.96%
Deutsche Alternative Asset Allocation VIP Portfolio - Class B(6)	0.31%	0.25%		0.27%		1.12%		1.95%	-0.24%	1.71%
Fidelity® VIP Contrafund® Portfolio - Service Class 2	0.55%	0.25%		0.08%		0.00%		0.88%	0.00%	0.88%
Fidelity® VIP Growth Portfolio - Service Class 2	0.55%	0.25%		0.09%		0.00%		0.89%	0.00%	0.89%
Fidelity® VIP Mid Cap Portfolio - Service Class 2	0.55%	0.25%		0.08%		0.00%		0.88%	0.00%	0.88%
Franklin Income VIP Fund - Class 2	0.45%	0.25%		0.01%		0.00%		0.71%	0.00%	0.71%
Franklin Mutual Shares VIP Fund - Class 2	0.69%	0.25%		0.04%		0.00%		0.98%	0.00%	0.98%
Invesco V.I. International Growth Fund - Series II Shares(7)	0.71%	0.25%		0.30%		0.01%		1.27%	-0.01%	1.26%
JPMorgan Insurance Trust Global Allocation Portfolio - Class 2(8)	0.60%	0.25%		0.73%		0.20%		1.78%	-0.56%	1.22%
LVIP American Century Select Mid Cap Managed Volatility Fund - Service Class(9)	0.75%	0.35%		0.07%		0.84%		2.01%	-0.76%	1.25%
LVIP American Global Growth Fund - Service Class II(10)	0.52%	0.55%		0.10%		0.00%		1.17%	0.00%	1.17%
LVIP American Global Small Capitalization - Service Class II(11)	0.69%	0.55%		0.15%		0.00%		1.39%	-0.01%	1.38%
LVIP American Growth Fund - Service Class II(10)	0.33%	0.55%		0.08%		0.00%		0.96%	0.00%	0.96%
LVIP American Growth-Income Fund - Service Class II(10)	0.27%	0.55%		0.06%		0.00%		0.88%	0.00%	0.88%
LVIP American International Fund - Service Class II(10)	0.50%	0.55%		0.10%		0.00%		1.15%	0.00%	1.15%
LVIP Baron Growth Opportunities Fund - Service Class(12)	1.00%	0.25%		0.05%		0.00%		1.30%	-0.04%	1.26%
LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class(13)	0.73%	0.25%		0.05%		0.00%		1.03%	-0.12%	0.91%
LVIP BlackRock Emerging Markets Managed Volatility Fund - Service Class(14)	0.55%	0.25%		0.21%		0.05%		1.06%	-0.02%	1.04%
LVIP BlackRock Global Allocation V.I. Managed Risk Fund - Service Class(15)	0.75%	0.35%		0.03%		0.71%		1.84%	-0.67%	1.17%
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Service Class(16)	0.25%	0.35%		0.12%		0.14%		0.86%	0.00%	0.86%
LVIP BlackRock Inflation Protected Bond Fund - Service Class(17)	0.42%	0.25%		0.04%		0.01%		0.72%	0.00%	0.72%
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Service Class(18)	0.25%	0.35%		0.12%		0.13%		0.85%	0.00%	0.85%
LVIP BlackRock U.S. Opportunities Managed Volatility Fund - Service Class(18)	0.75%	0.25%		0.31%		0.00%		1.31%	-0.21%	1.10%
LVIP Blended Core Equity Managed Volatility Fund - Service Class(19)	0.64%	0.35%		0.07%		0.67%		1.73%	-0.71%	1.02%
LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class(20)	0.74%	0.25%		0.06%		0.00%		1.05%	-0.08%	0.97%
LVIP Blended Mid Cap Managed Volatility Fund - Service Class(21)	0.75%	0.25%		0.07%		0.00%		1.07%	-0.04%	1.03%
LVIP Clarion Global Real Estate Fund - Service Class	0.68%	0.25%		0.06%		0.00%		0.99%	0.00%	0.99%
LVIP ClearBridge Large Cap Managed Volatility Fund - Service Class(22)	0.69%	0.35%		0.26%		0.72%		2.02%	-0.85%	1.17%
LVIP Delaware Bond Fund - Service Class	0.31%	0.35%		0.04%		0.00%		0.70%	0.00%	0.70%
LVIP Delaware Diversified Floating Rate Fund - Service Class(23)	0.58%	0.25%		0.05%		0.00%		0.88%	-0.03%	0.85%
LVIP Delaware Social Awareness Fund - Service Class	0.37%	0.35%		0.05%		0.00%		0.77%	0.00%	0.77%
LVIP Delaware Special Opportunities Fund - Service Class	0.39%	0.35%		0.05%		0.00%		0.79%	0.00%	0.79%
LVIP Dimensional International Core Equity Fund - Service Class(24)	0.75%	0.25%		0.27%		0.00%		1.27%	-0.34%	0.93%
LVIP Dimensional International Equity Managed Volatility Fund - Service Class(25)	0.25%	0.25%		0.05%		0.52%		1.07%	-0.04%	1.03%
LVIP Dimensional U.S. Core Equity 1 Fund - Service Class	0.34%	0.35%		0.05%		0.00%		0.74%	0.00%	0.74%
LVIP Dimensional U.S. Core Equity 2 Fund - Service Class(26)	0.72%	0.25%		0.04%		0.00%		1.01%	-0.29%	0.72%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class(27)	0.25%	0.25%		0.04%		0.30%		0.84%	0.00%	0.84%
LVIP Dimensional/Vanguard Total Bond Fund - Service Class(28)	0.25%	0.25%		0.03%		0.15%		0.68%	-0.05%	0.63%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service Class(29)	0.65%	0.25%		0.06%		0.00%		0.96%	0.00%	0.96%
LVIP Franklin Templeton Value Managed Volatility Fund - Service Class(30)	0.65%	0.35%		0.06%		0.59%		1.65%	-0.66%	0.99%
LVIP Global Conservative Allocation Managed Risk Fund - Service Class(31)	0.25%	0.25%		0.02%		0.40%		0.92%	0.00%	0.92%
LVIP Global Growth Allocation Managed Risk Fund - Service Class(31)	0.25%	0.25%		0.02%		0.40%		0.92%	0.00%	0.92%
LVIP Global Income Fund - Service Class(32)	0.65%	0.25%		0.07%		0.00%		0.97%	-0.07%	0.90%
LVIP Global Moderate Allocation Managed Risk Fund - Service Class(31)	0.25%	0.25%		0.02%		0.42%		0.94%	0.00%	0.94%
LVIP Government Money Market Fund - Service Class	0.38%	0.25%		0.05%		0.00%		0.68%	0.00%	0.68%
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Service Class(33)	0.60%	0.35%		0.09%		0.69%		1.73%	-0.62%	1.11%
LVIP Invesco Select Equity Managed Volatility Fund - Service Class(34)	0.65%	0.35%		0.08%		0.59%		1.67%	-0.59%	1.08%
LVIP JPMorgan High Yield Fund - Service Class(35)	0.63%	0.25%		0.05%		0.00%		0.93%	-0.03%	0.90%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service Class(29)	0.73%	0.25%		0.05%		0.00%		1.03%	0.00%	1.03%
LVIP MFS International Equity Managed Volatility Fund - Service Class(36)	0.85%	0.25%		0.06%		0.77%		1.93%	-0.71%	1.22%
LVIP MFS International Growth Fund - Service Class(37)	0.82%	0.25%		0.06%		0.00%		1.13%	-0.10%	1.03%
LVIP MFS Value Fund - Service Class	0.61%	0.25%		0.05%		0.00%		0.91%	0.00%	0.91%
LVIP Mondrian International Value Fund - Service Class	0.67%	0.25%		0.06%		0.00%		0.98%	0.00%	0.98%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Service Class(38)	0.25%	0.35%		0.24%		0.49%		1.33%	-0.14%	1.19%
LVIP PIMCO Low Duration Bond Fund - Service Class	0.50%	0.25%		0.07%		0.00%		0.82%	0.00%	0.82%
LVIP Select Core Equity Managed Volatility Fund - Service Class(39)	0.70%	0.35%		0.04%		0.58%		1.67%	-0.64%	1.03%
LVIP SSGA Bond Index Fund - Service Class(40)	0.40%	0.25%		0.05%		0.00%		0.70%	-0.12%	0.58%
LVIP SSGA Conservative Index Allocation Fund - Service Class(41)	0.25%	0.25%		0.08%		0.30%		0.88%	-0.13%	0.75%
LVIP SSGA Conservative Structured Allocation Fund - Service Class(42)	0.25%	0.25%		0.04%		0.32%		0.86%	-0.10%	0.76%
LVIP SSGA Developed International 150 Fund - Service Class(43)	0.33%	0.25%		0.06%		0.00%		0.64%	-0.01%	0.63%
LVIP SSGA Emerging Markets 100 Fund - Service Class(44)	0.34%	0.25%		0.12%		0.00%		0.71%	-0.01%	0.70%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service Class(45)	0.40%	0.25%		0.03%		0.28%		0.96%	-0.10%	0.86%
LVIP SSGA International Index Fund - Service Class(46)	0.40%	0.25%		0.08%		0.00%		0.73%	-0.08%	0.65%
LVIP SSGA International Managed Volatility Fund - Service Class(47)	0.76%	0.25%		0.13%		0.39%		1.53%	-0.64%	0.89%
LVIP SSGA Large Cap 100 Fund - Service Class(48)	0.31%	0.25%		0.03%		0.00%		0.59%	-0.01%	0.58%
LVIP SSGA Large Cap Managed Volatility Fund - Service Class(49)	0.70%	0.25%		0.06%		0.20%		1.21%	-0.51%	0.70%
LVIP SSGA Moderate Index Allocation Fund - Service Class(50)	0.25%	0.25%		0.04%		0.29%		0.83%	-0.10%	0.73%
LVIP SSGA Moderate Structured Allocation Fund - Service Class(50)	0.25%	0.25%		0.02%		0.32%		0.84%	-0.10%	0.74%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class(50)	0.25%	0.25%		0.04%		0.29%		0.83%	-0.10%	0.73%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Service Class(50)	0.25%	0.25%		0.03%		0.34%		0.87%	-0.10%	0.77%
LVIP SSGA S&P 500 Index Fund - Service Class	0.17%	0.25%		0.04%		0.00%		0.46%	0.00%	0.46%
LVIP SSGA Small-Cap Index Fund - Service Class	0.32%	0.25%		0.05%		0.00%		0.62%	0.00%	0.62%
LVIP SSGA Small-Mid Cap 200 Fund - Service Class(51)	0.35%	0.25%		0.06%		0.00%		0.66%	-0.01%	0.65%
LVIP SSGA SMID Cap Managed Volatility Fund - Service Class(52)	0.90%	0.25%		0.06%		0.34%		1.55%	-0.71%	0.84%
LVIP T. Rowe Price Growth Stock Fund - Service Class	0.67%	0.25%		0.04%		0.00%		0.96%	0.00%	0.96%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class	0.70%	0.25%		0.05%		0.00%		1.00%	0.00%	1.00%
LVIP U.S. Growth Allocation Managed Risk Fund - Service Class(53)	0.70%	0.25%		0.07%		0.54%		1.56%	-0.45%	1.11%
LVIP Vanguard Domestic Equity ETF Fund - Service Class(54)	0.25%	0.25%		0.05%		0.09%		0.64%	-0.05%	0.59%
LVIP Vanguard International Equity ETF Fund - Service Class(54)	0.25%	0.25%		0.07%		0.16%		0.73%	-0.05%	0.68%
LVIP VIP Mid Cap Managed Volatility Portfolio - Service Class(55)	0.69%	0.35%		0.15%		0.59%		1.78%	-0.74%	1.04%
LVIP Wellington Capital Growth Fund - Service Class	0.69%	0.25%		0.05%		0.00%		0.99%	0.00%	0.99%
LVIP Wellington Mid-Cap Value Fund - Service Class(56)	0.88%	0.25%		0.09%		0.00%		1.22%	-0.01%	1.21%
MFS® VIT Growth Series - Service Class	0.71%	0.25%		0.05%		0.00%		1.01%	0.00%	1.01%
MFS® VIT Total Return Series - Service Class(57)	0.66%	0.25%		0.04%		0.00%		0.95%	-0.05%	0.90%
MFS® VIT Utilities Series - Service Class	0.73%	0.25%		0.06%		0.00%		1.04%	0.00%	1.04%
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Advisor Class(58)	0.74%	0.25%		0.17%		0.11%		1.27%	-0.11%	1.16%
Templeton Global Bond VIP Fund - Class 2	0.46%	0.25%		0.06%		0.00%		0.77%	0.00%	0.77%

(1)
As described in the “Management of the Funds” section of the Fund's prospectus, Blackrock has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.50% of average daily net assets until May 1, 2016. Blackrock has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to .07% of average daily net assets until May 1, 2016. Each of these contractual agreements may be terminated upon 90 days notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.

(2)
Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2016 through May 1, 2017. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(3)
The Series’ investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale and dividend interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual series operating expenses from exceeding, in an aggregate amount, 1.35% of the Series’ average daily net assets from April 29, 2016 through May 1, 2017. These fee waivers and expense reimbursements apply only to expenses paid directly by the Series. The waivers and reimbursements may only be terminated by agreement of the Manager and the Series. Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2016 through May 1, 2017. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(4)
Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2016 through May 1, 2017. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(5)
Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2016 through May 1, 2017 or, if longer, until the Series is offered under new participation agreements or under new contracts with existing companies (other than the update and modification of existing contracts in the normal course of business that may require registration or re-registration under state insurance laws as a new insurance contract, provided the new insurance contract effectively replaces the current insurance contract). These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(6)
Through April 30, 2017, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at ratios no higher than 0.59% for Class B shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired funds (underlying funds) fees and expenses (estimated at 1.12%). The agreement may be terminated with the consent of the fund's Board.

(7)
Invesco has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017. The fee waiver agreement cannot be terminated during its term.

(8)
The Portfolio’s adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses of Class 2 Shares (excluding Acquired Fund Fees and Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 1.03% of the average daily net assets. The Portfolio may invest in one or more money market funds advised by the Adviser or its affiliates (affiliated money market funds). The Fund’s adviser and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Portfolio’s investment in such money market funds. These waivers are in effect through 4/30/2017, at which time the adviser and/or its affiliates will determine whether to renew or revise them.

(9)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.69% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.06% of the Fund’s average daily net assets for the Standard Class (and 0.41% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(10)
The amounts set forth under “Management Fee” and “Other Expenses” reflect the aggregate expenses of the Fund and the Master Fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund.

(11)
The amounts set forth under “Management Fee” and “Other Expenses” reflect the aggregate expenses of the Fund and the Master Fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to reimburse the Fund to the extent that the Other Expenses of the Fund exceed 0.10% of the average daily net assets of the Service Class II of the Fund. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(12)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.00% on the first $250 million of the Fund's average daily net assets; 0.05% on the next $250 million of the Fund's average daily net assets; 0.10% on the next $250 million of the Fund's average daily net assets; and 0.15% in excess of $750 million of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(13)
Other expenses have been restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.11% on the first $750 million of the Fund’s average daily net assets; and 0.15% of the Fund’s average daily net assets in excess of $750 million. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(14)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses have been restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.02% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(15)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.67% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(16)
Other expenses and AFFE are based on estimates for the current fiscal year. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(17)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(18)
Other expenses are based on estimates for the current fiscal year. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.85% of the Funds average daily net assets for the Standard Class (and 1.10% for Service Class). The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Expense Reimbursement was restated to reflect the current expense limitation of the Fund.

(19)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.64% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.00% of the Fund’s average daily net assets for the Standard Class (and 0.35% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year.

(20)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.12% on the first $100 million of the Fund’s average daily net assets and 0.07% of the Fund’s average daily net assets in excess of $100 million. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(21)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.12% on the first $25 million of the Fund’s average daily net assets; 0.07% on the next $50 million of the Fund’s average daily net assets; 0.02% on the next $225 million of the Fund’s average daily net assets; 0.04% on the next $300 million of the Fund’s average daily net assets; and 0.07% on the next $200 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(22)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.66% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the Funds average daily net assets for the Standard Class (and 0.45% for Service Class). The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(23)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.03% on the first $2 billion of the Fund’s average daily net assets; and 0.05% of the Fund’s average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(24)	Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.17% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.68% of the Fund’s average daily net assets for the Standard Class (and 0.93% for Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(25)
AFFE is based on estimated amounts for the current fiscal year. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.04% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(26)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.29% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(27)
AFFE is based on estimated amounts for the current fiscal year. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other Expenses were restated to reflect the current fee structure of the fund.

(28)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(29)	Other Expenses were restated to reflect the current fee structure of the fund.
(30)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.62% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.05% of the Fund’s average daily net assets for the Standard Class (and 0.40% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(31)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(32)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.07% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(33)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.55% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.07% of the Fund’s average daily net assets for the Standard Class (and 0.42% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(34)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.51% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.14% of the Fund’s average daily net assets for the Standard Class (and 0.49% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(35)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund’s average daily net assets in excess of $250 million. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(36)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.65% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.20% of the Fund’s average daily net assets for the Standard Class (and 0.45% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. AFFE is based on estimated amounts for the current fiscal year. Other Expenses were restated to reflect the current fee structure of the fund.

(37)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.11% on the first $400 million of the Fund’s average daily net assets; and 0.10% of the Fund’s average daily net assets in excess of $400 million. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(38)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.35% of the Fund’s average daily net assets for the Standard Class (and 0.70% for the Service Class). The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(39)	The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.62% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the Fund’s average daily net assets for the Standard Class (and 0.45% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. AFFE is based on estimated amounts for the current fiscal year. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(40)
The Fee Waiver was restated to reflect the current fee waiver of the Fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.08% of the first $500 million of the Fund's average daily net assets; 0.122% on the next $1.5 billion of the Fund's average daily net assets and 0.152% of the Fund’s average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(41)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.20% of the Fund’s average daily net assets for the Standard Class (and 0.45% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(42)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(43)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.07% of the first $50 million of the Fund's average daily net assets and 0.01% on next $450 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(44)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.065% of the first $50 million of the Fund's average daily net assets and 0.025% on next $50 million of the Fund’s average daily net assets and 0.005% on next $400 million of the Fund’s average daily net assets The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(45)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(46)
The Fee Waiver was restated to reflect the current fee waiver of the Fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.052% on the first $1 billion of the Fund’s average daily net assets; and 0.10% of the Fund’s average daily net assets in excess of $1 billion. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(47)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.53% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the Fund’s average daily net assets for the Standard Class (and 0.50% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(48)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.08% of the first $50 million of the Fund's average daily net assets and 0.015% on next $450 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(49)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.47% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the Fund’s average daily net assets for the Standard Class (and 0.50% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(50)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(51)
The Fee Waiver was restated to reflect the current fee waiver of the Fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.065% of the first $50 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(52)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.67% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the Fund’s average daily net assets for the Standard Class (and 0.50% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund. AFFE is based on estimated amounts for the current fiscal year.

53)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.45% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(54)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(55)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.61% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the Fund’s average daily net assets for the Standard Class (and 0.45% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(56)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.05% of the first $25 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(57)
MFS has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that “Total Annual Fund Operating Expenses” do not exceed 0.90% of the fund’s average daily net assets annually for Initial Class shares. This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least April 30, 2017.

(58)
PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the PIMCO Cayman Commodity Portfolio I Ltd. (the “CRRS Subsidiary”) to PIMCO. The CRRS Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO’s contract with the CRRS Subsidiary is in place.

Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”) which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.

11

File No. 333-141758

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2015. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.54%	1.33%
Total Annual Fund Operating Expenses (after contractual waivers/reimbursements*)	0.54%	1.19%

*
Some of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2017 .

The following table shows the expenses charged by each fund for the year ended December 31, 2015:

(as a percentage of each fund’s average net assets):

	Management Fees (before any waivers/ reimburse- ments)	+	12b-1 Fees (before any waivers/ reimburse- ments)	+	Other Expenses (before any waivers/ reimburse- ments)	+	Acquired Fund Fees and Expenses	=	Total Expenses (before any waivers/ reimburse- ments)	Total Contractual waivers/ reimburse- ments (if any)	Total Expenses (after Contractual waivers/ reimburse- ments)
American Funds Asset Allocation Fund - Class 2	0.28%		0.25%		0.01%		0.00%		0.54%	0.00%	0.54%
American Funds Blue Chip Income and Growth Fund - Class 2	0.40%		0.25%		0.01%		0.00%		0.66%	0.00%	0.66%
American Funds Bond Fund - Class 2	0.36%		0.25%		0.02%		0.00%		0.63%	0.00%	0.63%
American Funds Capital Income Builder® - Class 4	0.50%		0.25%		0.30%		0.00%		1.05%	0.00%	1.05%
American Funds Global Balanced FundSM - Class 2	0.66%		0.25%		0.06%		0.00%		0.97%	0.00%	0.97%
American Funds Global Bond Fund - Class 2	0.53%		0.25%		0.04%		0.00%		0.82%	0.00%	0.82%
American Funds Global Growth and Income Fund - Class 2	0.60%		0.25%		0.04%		0.00%		0.89%	0.00%	0.89%
American Funds Global Growth Fund - Class 2	0.52%		0.25%		0.03%		0.00%		0.80%	0.00%	0.80%
American Funds Global Growth PortfolioSM - Class 4(1)	0.00%		0.25%		0.38%		0.62%		1.25%	-0.06%	1.19%
American Funds Global SMall Capitalization Fund - Class 2	0.69%		0.25%		0.04%		0.00%		0.98%	0.00%	0.98%
American Funds Growth and Income PortfolioSM - Class 4(1)	0.00%		0.25%		0.38%		0.47%		1.10%	-0.06%	1.04%
American Funds Growth Fund - Class 2	0.33%		0.25%		0.02%		0.00%		0.60%	0.00%	0.60%
American Funds Growth-Income Fund - Class 2	0.27%		0.25%		0.02%		0.00%		0.54%	0.00%	0.54%
American Funds High-Income Bond Fund - Class 2	0.46%		0.25%		0.02%		0.00%		0.73%	0.00%	0.73%
American Funds International Fund - Class 2	0.50%		0.25%		0.04%		0.00%		0.79%	0.00%	0.79%
American Funds International Growth and Income FundSM - Class 2	0.64%		0.25%		0.04%		0.00%		0.93%	0.00%	0.93%
American Funds Managed Risk Asset Allocation FundSM - Class P2(2)	0.15%		0.25%		0.29%		0.27%		0.96%	-0.06%	0.90%
American Funds Managed Risk Blue Chip Income and Growth FundSM - Class P2(2)	0.15%		0.25%		0.39%		0.39%		1.18%	-0.16%	1.02%
American Funds Managed Risk Global Allocation PortfolioSM - Class P2(2)	0.15%		0.25%		0.38%		0.55%		1.33%	-0.14%	1.19%
American Funds Managed Risk Growth and Income PortfolioSM - Class P2(2)	0.15%		0.25%		0.38%		0.44%		1.22%	-0.14%	1.08%
American Funds Managed Risk Growth FundSM - Class P2(2)	0.15%		0.25%		0.39%		0.32%		1.11%	-0.16%	0.95%
American Funds Managed Risk Growth PortfolioSM - Class P2(2)	0.15%		0.25%		0.38%		0.38%		1.16%	-0.14%	1.02%
American Funds Managed Risk Growth-Income FundSM - Class P2(2)	0.15%		0.25%		0.39%		0.27%		1.06%	-0.16%	0.90%
American Funds Managed Risk International FundSM - Class P2(2)	0.15%		0.25%		0.40%		0.50%		1.30%	-0.17%	1.13%
American Funds Mortgage FundSM - Class 2	0.42%		0.25%		0.03%		0.00%		0.70%	0.00%	0.70%
American Funds New World Fund® - Class 2	0.72%		0.25%		0.07%		0.00%		1.04%	0.00%	1.04%
American Funds U. S. Government/AAA-Rated Securities Fund - Class 2	0.34%		0.25%		0.01%		0.00%		0.60%	0.00%	0.60%
American Funds Ultra-Short Bond Fund - Class 2(3)	0.32%		0.25%		0.02%		0.00%		0.59%	0.00%	0.59%
LVIP American Balanced Allocation Fund - Service Class(4)	0.25%		0.35%		0.02%		0.41%		1.03%	-0.05%	0.98%
LVIP American Global Balanced Allocation Managed Risk Fund - Service Class(5)	0.25%		0.35%		0.02%		0.37%		0.99%	0.00%	0.99%
LVIP American Global Growth Allocation Managed Risk Fund - Service Class(5)	0.25%		0.35%		0.02%		0.40%		1.02%	0.00%	1.02%
LVIP American Growth Allocation Fund - Service Class(4)	0.25%		0.35%		0.02%		0.43%		1.05%	-0.05%	1.00%
LVIP American Income Allocation Fund - Service Class(4)	0.25%		0.35%		0.05%		0.38%		1.03%	-0.05%	0.98%
LVIP American Preservation Fund - Service Class(6)	0.25%		0.35%		0.03%		0.34%		0.97%	-0.10%	0.87%

(1)
The investment adviser is currently reimbursing a portion of the other expenses. This reimbursement will be in effect through at least May 1, 2017, unless modified or terminated by the fund's board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time.

(2)
The investment adviser is currently waiving a portion of its management fees equal to .05% of the fund's net assets. In addition, the investment adviser is currently reimbursing a portion of other expenses. This waiver and reimbursement will be in effect through at least May1, 2017, unless modified or terminated by the fund's board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund's board.

3)
Because the fund was previously a cash management fund and its expenses were not necessarily representative of an ultra-short-term bond fund, other expenses are based on estimates for the current fiscal year.

(4)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(5)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(6)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”)which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.

11

File No. 333-181616

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2015. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.46%	2.02%
Total Annual Fund Operating Expenses (after contractual waivers/reimbursements*)	0.46%	1.71%

*
Some of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2017 .

The following table shows the expenses charged by each fund for the year ended December 31, 2015:

(as a percentage of each fund’s average net assets):

	Management Fees (before any waivers/ reimburse- ments)	+ 12b-1 Fees (before any waivers/ reimburse- ments)	+ Other Expenses (before any waivers/ reimburse- ments)	+	Acquired Fund Fees and Expenses	=	Total Expenses (before any waivers/ reimburse- ments)	Total Contractual waivers/ reimburse- ments (if any)	Total Expenses (after Contractual waivers/ reimburse- ments)
AB VPS Global Thematic Growth Portfolio - Class B	0.75%	0.25%	0.26%		0.00%		1.26%	0.00%	1.26%
AB VPS Small/Mid Cap Value Portfolio - Class B	0.75%	0.25%	0.07%		0.00%		1.07%	0.00%	1.07%
American Century VP Balanced Fund - Class II	0.90%	0.25%	0.01%		0.00%		1.16%	0.00%	1.16%
BlackRock Global Allocation V.I. Fund - Class III(1)	0.62%	0.25%	0.25%		0.00%		1.12%	-0.13%	0.99%
ClearBridge Variable Mid Cap Core Portfolio - Class II	0.75%	0.25%	0.10%		0.00%		1.10%	0.00%	1.10%
Delaware VIP® Diversified Income Series - Service Class(2)	0.58%	0.30%	0.09%		0.00%		0.97%	-0.05%	0.92%
Delaware VIP® Emerging Markets Series - Service Class(3)	1.25%	0.30%	0.12%		0.00%		1.67%	-0.05%	1.62%
Delaware VIP® Limited-Term Diversified Income Series - Service Class(4)	0.48%	0.30%	0.08%		0.00%		0.86%	-0.05%	0.81%
Delaware VIP® REIT Series - Service Class(4)	0.75%	0.30%	0.10%		0.00%		1.15%	-0.05%	1.10%
Delaware VIP® Small Cap Value Series - Service Class(4)	0.72%	0.30%	0.08%		0.00%		1.10%	-0.05%	1.05%
Delaware VIP® Smid Cap Growth Series - Service Class(5)	0.74%	0.30%	0.09%		0.00%		1.13%	-0.05%	1.08%
Delaware VIP® U.S. Growth Series - Service Class(4)	0.65%	0.30%	0.10%		0.00%		1.05%	-0.05%	1.00%
Delaware VIP® Value Series - Service Class(4)	0.63%	0.30%	0.08%		0.00%		1.01%	-0.05%	0.96%
Deutsche Alternative Asset Allocation VIP Portfolio - Class B(6)	0.31%	0.25%	0.27%		1.12%		1.95%	-0.24%	1.71%
Fidelity® VIP Contrafund® Portfolio - Service Class 2	0.55%	0.25%	0.08%		0.00%		0.88%	0.00%	0.88%
Fidelity® VIP Growth Portfolio - Service Class 2	0.55%	0.25%	0.09%		0.00%		0.89%	0.00%	0.89%
Fidelity® VIP Mid Cap Portfolio - Service Class 2	0.55%	0.25%	0.08%		0.00%		0.88%	0.00%	0.88%
Franklin Income VIP Fund - Class 2	0.45%	0.25%	0.01%		0.00%		0.71%	0.00%	0.71%
Franklin Mutual Shares VIP Fund - Class 2	0.69%	0.25%	0.04%		0.00%		0.98%	0.00%	0.98%
Invesco V.I. International Growth Fund - Series II Shares(7)	0.71%	0.25%	0.30%		0.01%		1.27%	-0.01%	1.26%
JPMorgan Insurance Trust Global Allocation Portfolio - Class 2(8)	0.60%	0.25%	0.73%		0.20%		1.78%	-0.56%	1.22%
LVIP American Century Select Mid Cap Managed Volatility Fund - Service Class(9)	0.75%	0.35%	0.07%		0.84%		2.01%	-0.76%	1.25%
LVIP American Global Growth Fund - Service Class II(10)	0.52%	0.55%	0.10%		0.00%		1.17%	0.00%	1.17%
LVIP American Global Small Capitalization - Service Class II(11)	0.69%	0.55%	0.15%		0.00%		1.39%	-0.01%	1.38%
LVIP American Growth Fund - Service Class II(10)	0.33%	0.55%	0.08%		0.00%		0.96%	0.00%	0.96%
LVIP American Growth-Income Fund - Service Class II(10)	0.27%	0.55%	0.06%		0.00%		0.88%	0.00%	0.88%
LVIP American International Fund - Service Class II(10)	0.50%	0.55%	0.10%		0.00%		1.15%	0.00%	1.15%
LVIP Baron Growth Opportunities Fund - Service Class(12)	1.00%	0.25%	0.05%		0.00%		1.30%	-0.04%	1.26%
LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class(13)	0.73%	0.25%	0.05%		0.00%		1.03%	-0.12%	0.91%
LVIP BlackRock Emerging Markets Managed Volatility Fund - Service Class(14)	0.55%	0.25%	0.21%		0.05%		1.06%	-0.02%	1.04%
LVIP BlackRock Global Allocation V.I. Managed Risk Fund - Service Class(15)	0.75%	0.35%	0.03%		0.71%		1.84%	-0.67%	1.17%
LVIP BlackRock Global Growth ETF Allocation Managed Risk Fund - Service Class(16)	0.25%	0.35%	0.12%		0.14%		0.86%	0.00%	0.86%
LVIP BlackRock Inflation Protected Bond Fund - Service Class(17)	0.42%	0.25%	0.04%		0.01%		0.72%	0.00%	0.72%
LVIP BlackRock U.S. Growth ETF Allocation Managed Risk Fund - Service Class(18)	0.25%	0.35%	0.12%		0.13%		0.85%	0.00%	0.85%
LVIP BlackRock U.S. Opportunities Managed Volatility Fund - Service Class(18)	0.75%	0.25%	0.31%		0.00%		1.31%	-0.21%	1.10%
LVIP Blended Core Equity Managed Volatility Fund - Service Class(19)	0.64%	0.35%	0.07%		0.67%		1.73%	-0.71%	1.02%
LVIP Blended Large Cap Growth Managed Volatility Fund - Service Class(20)	0.74%	0.25%	0.06%		0.00%		1.05%	-0.08%	0.97%
LVIP Blended Mid Cap Managed Volatility Fund - Service Class(21)	0.75%	0.25%	0.07%		0.00%		1.07%	-0.04%	1.03%
LVIP Clarion Global Real Estate Fund - Service Class	0.68%	0.25%	0.06%		0.00%		0.99%	0.00%	0.99%
LVIP ClearBridge Large Cap Managed Volatility Fund - Service Class(22)	0.69%	0.35%	0.26%		0.72%		2.02%	-0.85%	1.17%
LVIP Delaware Bond Fund - Service Class	0.31%	0.35%	0.04%		0.00%		0.70%	0.00%	0.70%
LVIP Delaware Diversified Floating Rate Fund - Service Class(23)	0.58%	0.25%	0.05%		0.00%		0.88%	-0.03%	0.85%
LVIP Delaware Social Awareness Fund - Service Class	0.37%	0.35%	0.05%		0.00%		0.77%	0.00%	0.77%
LVIP Delaware Special Opportunities Fund - Service Class	0.39%	0.35%	0.05%		0.00%		0.79%	0.00%	0.79%

	Management Fees (before any waivers/ reimburse- ments)	+	12b-1 Fees (before any waivers/ reimburse- ments)	+	Other Expenses (before any waivers/ reimburse- ments)	+	Acquired Fund Fees and Expenses	=	Total Expenses (before any waivers/ reimburse- ments)	Total Contractual waivers/ reimburse- ments (if any)	Total Expenses (after Contractual waivers/ reimburse- ments)
LVIP Dimensional International Core Equity Fund - Service Class(24)	0.75%		0.25%		0.27%		0.00%		1.27%	-0.34%	0.93%
LVIP Dimensional International Equity Managed Volatility Fund - Service Class(25)	0.25%		0.25%		0.05%		0.52%		1.07%	-0.04%	1.03%
LVIP Dimensional U.S. Core Equity 1 Fund - Service Class	0.34%		0.35%		0.05%		0.00%		0.74%	0.00%	0.74%
LVIP Dimensional U.S. Core Equity 2 Fund - Service Class(26)	0.72%		0.25%		0.04%		0.00%		1.01%	-0.29%	0.72%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class(27)	0.25%		0.25%		0.04%		0.30%		0.84%	0.00%	0.84%
LVIP Dimensional/Vanguard Total Bond Fund - Service Class(28)	0.25%		0.25%		0.03%		0.15%		0.68%	-0.05%	0.63%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service Class(29)	0.65%		0.25%		0.06%		0.00%		0.96%	0.00%	0.96%
LVIP Franklin Templeton Value Managed Volatility Fund - Service Class(30)	0.65%		0.35%		0.06%		0.59%		1.65%	-0.66%	0.99%
LVIP Global Conservative Allocation Managed Risk Fund - Service Class(31)	0.25%		0.25%		0.02%		0.40%		0.92%	0.00%	0.92%
LVIP Global Growth Allocation Managed Risk Fund - Service Class(31)	0.25%		0.25%		0.02%		0.40%		0.92%	0.00%	0.92%
LVIP Global Income Fund - Service Class(32)	0.65%		0.25%		0.07%		0.00%		0.97%	-0.07%	0.90%
LVIP Global Moderate Allocation Managed Risk Fund - Service Class(31)	0.25%		0.25%		0.02%		0.42%		0.94%	0.00%	0.94%
LVIP Government Money Market Fund - Service Class	0.38%		0.25%		0.05%		0.00%		0.68%	0.00%	0.68%
LVIP Invesco Diversified Equity-Income Managed Volatility Fund - Service Class(33)	0.60%		0.35%		0.09%		0.69%		1.73%	-0.62%	1.11%
LVIP Invesco Select Equity Managed Volatility Fund - Service Class(34)	0.65%		0.35%		0.08%		0.59%		1.67%	-0.59%	1.08%
LVIP JPMorgan High Yield Fund - Service Class(35)	0.63%		0.25%		0.05%		0.00%		0.93%	-0.03%	0.90%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service Class(29)	0.73%		0.25%		0.05%		0.00%		1.03%	0.00%	1.03%
LVIP MFS International Equity Managed Volatility Fund - Service Class(36)	0.85%		0.25%		0.06%		0.77%		1.93%	-0.71%	1.22%
LVIP MFS International Growth Fund - Service Class(37)	0.82%		0.25%		0.06%		0.00%		1.13%	-0.10%	1.03%
LVIP MFS Value Fund - Service Class	0.61%		0.25%		0.05%		0.00%		0.91%	0.00%	0.91%
LVIP Mondrian International Value Fund - Service Class	0.67%		0.25%		0.06%		0.00%		0.98%	0.00%	0.98%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Service Class(38)	0.25%		0.35%		0.24%		0.49%		1.33%	-0.14%	1.19%
LVIP PIMCO Low Duration Bond Fund - Service Class	0.50%		0.25%		0.07%		0.00%		0.82%	0.00%	0.82%
LVIP Select Core Equity Managed Volatility Fund - Service Class(39)	0.70%		0.35%		0.04%		0.58%		1.67%	-0.64%	1.03%
LVIP SSGA Bond Index Fund - Service Class(40)	0.40%		0.25%		0.05%		0.00%		0.70%	-0.12%	0.58%
LVIP SSGA Conservative Index Allocation Fund - Service Class(41)	0.25%		0.25%		0.08%		0.30%		0.88%	-0.13%	0.75%
LVIP SSGA Conservative Structured Allocation Fund - Service Class(42)	0.25%		0.25%		0.04%		0.32%		0.86%	-0.10%	0.76%
LVIP SSGA Developed International 150 Fund - Service Class(43)	0.33%		0.25%		0.06%		0.00%		0.64%	-0.01%	0.63%
LVIP SSGA Emerging Markets 100 Fund - Service Class(44)	0.34%		0.25%		0.12%		0.00%		0.71%	-0.01%	0.70%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service Class(45)	0.40%		0.25%		0.03%		0.28%		0.96%	-0.10%	0.86%
LVIP SSGA International Index Fund - Service Class(46)	0.40%		0.25%		0.08%		0.00%		0.73%	-0.08%	0.65%
LVIP SSGA International Managed Volatility Fund - Service Class(47)	0.76%		0.25%		0.13%		0.39%		1.53%	-0.64%	0.89%
LVIP SSGA Large Cap 100 Fund - Service Class(48)	0.31%		0.25%		0.03%		0.00%		0.59%	-0.01%	0.58%
LVIP SSGA Large Cap Managed Volatility Fund - Service Class(49)	0.70%		0.25%		0.06%		0.20%		1.21%	-0.51%	0.70%
LVIP SSGA Moderate Index Allocation Fund - Service Class(50)	0.25%		0.25%		0.04%		0.29%		0.83%	-0.10%	0.73%
LVIP SSGA Moderate Structured Allocation Fund - Service Class(50)	0.25%		0.25%		0.02%		0.32%		0.84%	-0.10%	0.74%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Service Class(50)	0.25%		0.25%		0.04%		0.29%		0.83%	-0.10%	0.73%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Service Class(50)	0.25%		0.25%		0.03%		0.34%		0.87%	-0.10%	0.77%
LVIP SSGA S&P 500 Index Fund - Service Class	0.17%		0.25%		0.04%		0.00%		0.46%	0.00%	0.46%

	Management Fees (before any waivers/ reimburse- ments)	+	12b-1 Fees (before any waivers/ reimburse- ments)	+	Other Expenses (before any waivers/ reimburse- ments)	+	Acquired Fund Fees and Expenses	=	Total Expenses (before any waivers/ reimburse- ments)	Total Contractual waivers/ reimburse- ments (if any)	Total Expenses (after Contractual waivers/ reimburse- ments)
LVIP SSGA Small-Cap Index Fund - Service Class	0.32%		0.25%		0.05%		0.00%		0.62%	0.00%	0.62%
LVIP SSGA Small-Mid Cap 200 Fund - Service Class(51)	0.35%		0.25%		0.06%		0.00%		0.66%	-0.01%	0.65%
LVIP SSGA SMID Cap Managed Volatility Fund - Service Class(52)	0.90%		0.25%		0.06%		0.34%		1.55%	-0.71%	0.84%
LVIP T. Rowe Price Growth Stock Fund - Service Class	0.67%		0.25%		0.04%		0.00%		0.96%	0.00%	0.96%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class	0.70%		0.25%		0.05%		0.00%		1.00%	0.00%	1.00%
LVIP U.S. Growth Allocation Managed Risk Fund - Service Class(53)	0.70%		0.25%		0.07%		0.54%		1.56%	-0.45%	1.11%
LVIP Vanguard Domestic Equity ETF Fund - Service Class(54)	0.25%		0.25%		0.05%		0.09%		0.64%	-0.05%	0.59%
LVIP Vanguard International Equity ETF Fund - Service Class(54)	0.25%		0.25%		0.07%		0.16%		0.73%	-0.05%	0.68%
LVIP VIP Mid Cap Managed Volatility Portfolio - Service Class(55)	0.69%		0.35%		0.15%		0.59%		1.78%	-0.74%	1.04%
LVIP Wellington Capital Growth Fund - Service Class	0.69%		0.25%		0.05%		0.00%		0.99%	0.00%	0.99%
LVIP Wellington Mid-Cap Value Fund - Service Class(56)	0.88%		0.25%		0.09%		0.00%		1.22%	-0.01%	1.21%
MFS® VIT Growth Series - Service Class	0.71%		0.25%		0.05%		0.00%		1.01%	0.00%	1.01%
MFS® VIT Total Return Series - Service Class(57)	0.66%		0.25%		0.04%		0.00%		0.95%	-0.05%	0.90%
MFS® VIT Utilities Series - Service Class	0.73%		0.25%		0.06%		0.00%		1.04%	0.00%	1.04%
PIMCO VIT CommodityRealReturn® Strategy Portfolio - Advisor Class(58)	0.74%		0.25%		0.17%		0.11%		1.27%	-0.11%	1.16%
Templeton Global Bond VIP Fund - Class 2	0.46%		0.25%		0.06%		0.00%		0.77%	0.00%	0.77%

(1)
As described in the “Management of the Funds” section of the Fund's prospectus, Blackrock has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.50% of average daily net assets until May 1, 2016. Blackrock has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to .07% of average daily net assets until May 1, 2016. Each of these contractual agreements may be terminated upon 90 days notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.

(2)
Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2016 through May 1, 2017. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(3)
The Series’ investment manager, Delaware Management Company (Manager), has contractually agreed to waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale and dividend interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations) in order to prevent total annual series operating expenses from exceeding, in an aggregate amount, 1.35% of the Series’ average daily net assets from April 29, 2016 through May 1, 2017. These fee waivers and expense reimbursements apply only to expenses paid directly by the Series. The waivers and reimbursements may only be terminated by agreement of the Manager and the Series. Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2016 through May 1, 2017. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(4)
Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2016 through May 1, 2017. These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(5)
Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series’ distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2016 through May 1, 2017 or, if longer, until the Series is offered under new participation agreements or under new contracts with existing companies (other than the update and modification of existing contracts in the normal course of business that may require registration or re-registration under state insurance laws as a new insurance contract, provided the new insurance contract effectively replaces the current insurance contract). These waivers and reimbursements may be terminated only by agreement of the Distributor and the Series.

(6)
Through April 30, 2017, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at ratios no higher than 0.59% for Class B shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired funds (underlying funds) fees and expenses (estimated at 1.12%). The agreement may be terminated with the consent of the fund's Board.

(7)
Invesco has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017. The fee waiver agreement cannot be terminated during its term.

(8)
The Portfolio’s adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund Operating Expenses of Class 2 Shares (excluding Acquired Fund Fees and Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 1.03% of the average daily net assets. The Portfolio may invest in one or more money market funds advised by the Adviser or its affiliates (affiliated money market funds). The Fund’s adviser and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Portfolio’s investment in such money market funds. These waivers are in effect through 4/30/2017, at which time the adviser and/or its affiliates will determine whether to renew or revise them.

(9)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.69% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.06% of the Fund’s average daily net assets for the Standard Class (and 0.41% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(10)
The amounts set forth under “Management Fee” and “Other Expenses” reflect the aggregate expenses of the Fund and the Master Fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund.

(11)
The amounts set forth under “Management Fee” and “Other Expenses” reflect the aggregate expenses of the Fund and the Master Fund. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include the fees of the Master Fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to reimburse the Fund to the extent that the Other Expenses of the Fund exceed 0.10% of the average daily net assets of the Service Class II of the Fund. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(12)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.00% on the first $250 million of the Fund's average daily net assets; 0.05% on the next $250 million of the Fund's average daily net assets; 0.10% on the next $250 million of the Fund's average daily net assets; and 0.15% in excess of $750 million of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(13)
Other expenses have been restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.11% on the first $750 million of the Fund’s average daily net assets; and 0.15% of the Fund’s average daily net assets in excess of $750 million. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(14)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other expenses have been restated to reflect the current fee structure of the fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.02% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(15)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.67% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(16)
Other expenses and AFFE are based on estimates for the current fiscal year. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(17)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(18)
Other expenses are based on estimates for the current fiscal year. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.85% of the Funds average daily net assets for the Standard Class (and 1.10% for Service Class). The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Expense Reimbursement was restated to reflect the current expense limitation of the Fund.

(19)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.64% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.00% of the Fund’s average daily net assets for the Standard Class (and 0.35% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year.

(20)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.12% on the first $100 million of the Fund’s average daily net assets and 0.07% of the Fund’s average daily net assets in excess of $100 million. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(21)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.12% on the first $25 million of the Fund’s average daily net assets; 0.07% on the next $50 million of the Fund’s average daily net assets; 0.02% on the next $225 million of the Fund’s average daily net assets; 0.04% on the next $300 million of the Fund’s average daily net assets; and 0.07% on the next $200 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(22)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.66% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the Funds average daily net assets for the Standard Class (and 0.45%

for Service Class). The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(23)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.03% on the first $2 billion of the Fund’s average daily net assets; and 0.05% of the Fund’s average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(24)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.17% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.68% of the Fund’s average daily net assets for the Standard Class (and 0.93% for Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(25)
AFFE is based on estimated amounts for the current fiscal year. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.04% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(26)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.29% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(27)
AFFE is based on estimated amounts for the current fiscal year. The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other Expenses were restated to reflect the current fee structure of the fund.

(28)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(29)	Other Expenses were restated to reflect the current fee structure of the fund.
(30)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.62% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.05% of the Fund’s average daily net assets for the Standard Class (and 0.40% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(31)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(32)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.07% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(33)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.55% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.07% of the Fund’s average daily net assets for the Standard Class (and 0.42% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(34)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.51% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.14% of the Fund’s average daily net assets for the Standard Class (and 0.49% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. AFFE is based on estimated amounts for the current fiscal year. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(35)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund’s average daily net assets in excess of $250 million. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(36)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.65% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.20% of the Fund’s average daily net assets for the Standard Class (and 0.45% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. AFFE is based on estimated amounts for the current fiscal year. Other Expenses were restated to reflect the current fee structure of the fund.

(37)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.11% on the first $400 million of the Fund’s average daily net assets; and 0.10% of the Fund’s average daily net assets in excess of $400 million. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(38)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.35% of the Fund’s average daily net assets for the Standard Class (and 0.70% for the Service Class). The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Expense Reimbursement was restated to reflect the current expense reimbursement of the Fund.

(39)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.62% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the Fund’s average daily net assets for the Standard Class (and 0.45% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. AFFE is based on estimated amounts for the current fiscal year. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(40)
The Fee Waiver was restated to reflect the current fee waiver of the Fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.08% of the first $500 million of the Fund's average daily net assets; 0.122% on the next $1.5 billion of the Fund's average daily net assets and 0.152% of the Fund’s average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(41)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.20% of the Fund’s average daily net assets for the Standard Class (and 0.45% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(42)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(43)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.07% of the first $50 million of the Fund's average daily net assets and 0.01% on next $450 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(44)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.065% of the first $50 million of the Fund's average daily net assets and 0.025% on next $50 million of the Fund’s average daily net assets and 0.005% on next $400 million of the Fund’s average daily net assets The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(45)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(46)
The Fee Waiver was restated to reflect the current fee waiver of the Fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.052% on the first $1 billion of the Fund’s average daily net assets; and 0.10% of the Fund’s average daily net assets in excess of $1 billion. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(47)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.53% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the Fund’s average daily net assets for the Standard Class (and 0.50% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(48)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.08% of the first $50 million of the Fund's average daily net assets and 0.015% on next $450 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(49)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.47% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the Fund’s average daily net assets for the Standard Class (and 0.50% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(50)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.10% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(51)
The Fee Waiver was restated to reflect the current fee waiver of the Fund. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.065% of the first $50 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(52)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.67% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.25% of the Fund’s average daily net assets for the Standard Class (and 0.50% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund. AFFE is based on estimated amounts for the current fiscal year.

(53)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.45% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(54)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.05% of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(55)
The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.61% of the Fund’s average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses (excluding AFFE) exceed 0.10% of the Fund’s average daily net assets for the Standard Class (and 0.45% for the Service Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(56)
Lincoln Investment Advisors Corporation (the “adviser”) has contractually agreed to waive the following portion of its advisory fee: 0.05% of the first $25 million of the Fund’s average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund’s board of trustees and the adviser.

(57)
MFS has agreed in writing to bear the fund’s expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that “Total Annual Fund Operating Expenses” do not exceed 0.90% of the fund’s average daily net assets annually for Initial Class shares. This written agreement will continue until modified by the fund’s Board of Trustees, but such agreement will continue until at least April 30, 2017.

(58)
PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the PIMCO Cayman Commodity Portfolio I Ltd. (the “CRRS Subsidiary”) to PIMCO. The CRRS Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO’s contract with the CRRS Subsidiary is in place.

Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase (“redemption fees”)which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.

61

File No. 333-181616

Lincoln Market SelectSM Advantage

Lincoln Market SelectSM Advantage is a Living Benefit Rider available for purchase, beginning May 16, 2016, that provides :

•
Guaranteed periodic withdrawals up to the Guaranteed Annual Income amount (with certain exceptions listed later, up to the Contractowner's age 80 on qualified contracts and up to the Contractowner's age 95 (or the younger of you and your spouse if the joint life option is elected) for nonqualified contracts) which is based upon a guaranteed Income Base;

•	Lifetime income available through i4LIFE® Advantage or the Guaranteed Annual Income Amount Annuity Payout Option which must be elected by specific ages set forth below;
•	Automatic Annual Step-ups of the Income Base to the Contract Value if the Contract Value is equal to or greater than the Income Base;
•	Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed Annual Income amount or that are payable to any assignee or assignee’s bank account are considered Excess Withdrawals. Excess Withdrawals may significantly reduce your Income Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal, and will terminate the rider if the Income Base if reduced to zero.

In order to purchase Lincoln Market SelectSM Advantage, the initial Purchase Payment or Contract Value (if purchased after the contract is issued) must be at least $25,000. This rider provides guaranteed, periodic withdrawals regardless of the investment performance of the contract, provided certain conditions are met. The Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon the death of the Contractowner). If the Contractowner sells or assigns for value the contract other than to the Annuitant, or discounts or pledges it as collateral for a loan or as a security for the performance of an obligation or any other purpose, this rider will terminate.

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base, which are age-based and may increase over time. The amount of the Guaranteed Annual Income payment will vary, depending on when you take your first withdrawal. With the single life and joint life options, you may receive guaranteed income payments for life through the election of i4LIFE® Advantage Guaranteed Income Benefit or the Guaranteed Annual Income Amount Annuity Payout Option.

Lincoln New York offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. There are differences between the riders in the features provided, investment options available, as well as the amount of the charges. In addition, the purchase of one rider may impact the availability of another rider. Not all riders will be available at all times. You may consider purchasing Lincoln Market
SelectSM Advantage if you want a guaranteed income payment that may grow as you get older and may increase through the Automatic Annual Step-up. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders. This rider may be more suitable for you than another available Living Benefit Rider if you are willing to exchange a certain amount of guaranteed growth to your Income Base for a more diverse offering of investment options.

Availability. Lincoln Market SelectSM Advantage is available for election beginning May 16, 2016, to new Contractowners and to current Contractowners who have previously purchased a Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) or 4LATER® Advantage (Managed Risk) rider. If you elect the Lincoln Market SelectSM Advantage rider at contract issue, it will be effective on the contract's effective date. If you terminate an existing rider to elect Lincoln Market SelectSM Advantage, your new rider will be effective on the next Valuation Date following approval by us.

61

File No. 333-141758

Lincoln Market SelectSM Advantage

Lincoln Market SelectSM Advantage is a Living Benefit Rider available for purchase, beginning May 16, 2016, that provides:

•
Guaranteed periodic withdrawals up to the Guaranteed Annual Income amount (with certain exceptions listed later, up to the Contractowner's age 80 on qualified contracts and up to the Contractowner's age 95 (or the younger of you and your spouse if the joint life option is elected) for nonqualified contracts) which is based upon a guaranteed Income Base;

•	Lifetime income available through i4LIFE® Advantage or the Guaranteed Annual Income Amount Annuity Payout Option which must be elected by specific ages set forth below;
•	Automatic Annual Step-ups of the Income Base to the Contract Value if the Contract Value is equal to or greater than the Income Base;
•	Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed Annual Income amount or that are payable to any assignee or assignee’s bank account are considered Excess Withdrawals. Excess Withdrawals may significantly reduce your Income Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal, and will terminate the rider if the Income Base if reduced to zero.

In order to purchase Lincoln Market SelectSM Advantage, the initial Purchase Payment or Contract Value (if purchased after the contract is issued) must be at least $25,000. This rider provides guaranteed, periodic withdrawals regardless of the investment performance of the contract, provided certain conditions are met. The Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon the death of the Contractowner). If the Contractowner sells or assigns for value the contract other than to the Annuitant, or discounts or pledges it as collateral for a loan or as a security for the performance of an obligation or any other purpose, this rider will terminate.

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base, which are age-based and may increase over time. The amount of the Guaranteed Annual Income payment will vary, depending on when you take your first withdrawal. With the single life and joint life options, you may receive guaranteed income payments for life through the election of i4LIFE® Advantage Guaranteed Income Benefit or the Guaranteed Annual Income Amount Annuity Payout Option.

Lincoln New York offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your Contract Value and may provide certain guarantees. There are differences between the riders in the features provided, investment options available, as well as the amount of the charges. In addition, the purchase of one rider may impact the availability of another rider. Not all riders will be available at all times. You may consider purchasing Lincoln Market

SelectSM Advantage if you want a guaranteed income payment that may grow as you get older and may increase through the Automatic Annual Step-up. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders. This rider may be more suitable for you than another available Living Benefit Rider if you are willing to exchange a certain amount of guaranteed growth to your Income Base for a more diverse offering of investment options.

Availability. Lincoln Market SelectSM Advantage is available for election beginning May 16, 2016 , to new Contractowners and to current Contractowners who have previously purchased a Lincoln Lifetime IncomeSM Advantage 2.0 (Managed Risk) or 4LATER® Advantage (Managed Risk) rider. If you elect the Lincoln Market SelectSM Advantage rider at contract issue, it will be effective on the contract's effective date. If you terminate an existing rider to elect Lincoln Market SelectSM Advantage, your new rider will be effective on the next Valuation Date following approval by us.